Exhibit B

Form of Rule 10b5-1 Trading Plan Agreement

This plan dated                    (together with all possible Exhibits hereto, this “Plan”) is between Dasheng Global Limited (the “Customer”) and Tiger Brokers (Singapore) Pte Ltd (“TBSG”), acting as agent.

A.	Recitals

1.	This Plan is reached between the Customer and TBSG for the purpose of establishing a trading plan that complies with the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.	The Customer is establishing this Plan in order to permit the trading of the American depository shares (the “ADSs”) representing Class A ordinary shares (the “Shares”, for purposes hereof including those in the form of American depository shares) of China Online Education Group (the “Issuer”), which are currently traded on the New York Stock Exchange (the “Principal Market”), through the Customer’s account No. ****** at TBSG (the “Plan Account”).

B.	The Customer’s Representations, Warranties and Covenants

1.	As of the date hereof, the Customer is not aware of any material non-public information concerning the Issuer or the Shares and is not subject to any legal, regulatory, or contractual restriction or undertaking that would prevent TBSG from acting upon the instructions set forth in this Plan. The Customer is entering into this Plan in good faith and not as part of a plan or scheme to evade compliance with Rule 10b5-1 under the Exchange Act or other applicable federal or state laws.

2.	The Customer has not entered into or altered, and will not enter into or alter any corresponding or hedging transaction or position with respect to the Shares during the term of this Plan.

The Customer acknowledges that this Plan shall comply with the requirements of Rule 10b5-1(c) and that any amendment, modification, waiver or termination of this Plan must be made in accordance with the provisions of Rule 10b5-1(c).

3.	the Customer Agrees to:

a.	provide TBSG with a certificate dated as of the date of this Plan and signed by the Issuer substantially in the form of Exhibit A (issuer representation) to this Plan prior to commencement of the Plan Period.

b.	notify TBSG’s project manager by telephone and email as set forth in paragraph G.3 below as soon as practicable if the Customer becomes aware of (i) the occurrence of any event contemplated by paragraph 4 of the certificate set forth as Exhibit A to this Plan; (ii) a change in the Issuer’s insider trading policies, so that the trades to be made by TBSG for the Plan Account pursuant to the Plan would violate these policies; or (iii) a determination by the Issuer’s board of directors or chief executive officer that the trades pursuant to the Plan would have a material adverse effect on the Issuer’s financial condition. In the case of a notice relating to clause (i) above, such notice shall indicate the anticipated duration of the restriction, but shall not include any other information about the nature of the restriction or its applicability to the Customer and shall not in any way communicate any material non-public information about the Issuer or the Shares to TBSG. Such notice shall be in addition to the notice required to be given to TBSG by the Issuer pursuant to the certificate set forth as Exhibit A to this Plan.

4.	The execution and delivery of this Plan by the Customer and the trades contemplated by this Plan will not contravene any provision of applicable law or any agreement or other instrument binding on the Customer or any of the Customer’s affiliates or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Customer or the Customer’s affiliates.

5.	The Customer agrees with respect to the Shares, that until this Plan has been terminated, the Customer shall not (i) enter into a binding contract with respect to the trade of the Shares with another broker, dealer or financial institution (each, a “Financial Institution”), (ii) instruct another Financial Institution to trade the Shares or (iii) adopt a plan for trading with respect to the Shares other than this Plan with another Financial Institution. Notwithstanding the foregoing, the Customer shall notify TBSG in connection with any trade of the Shares prior to such trade.

6.	The Customer agrees that it shall not, directly or indirectly, communicate any material, non-public information relating to the Issuer or the Shares to any employee of TBSG or its affiliates who is involved, directly or indirectly, in executing this Plan at any time while this Plan is in effect.

7.	The Customer agrees:

a.	to make all filings, if any, required under Sections 13(d), 13(g) and 16 of the Exchange Act in a timely manner, to the extent any such filings are applicable to the Customer. In order to promote compliance with such filing requirements, TBSG agrees to use reasonable efforts to transmit transaction information for open market transactions under this Plan via email to the Customer by the close of business on the day of any trade, and shall in any event transmit such information no later than the close of the business on the first business day after any trade. Emails with transaction information shall be sent to:

- Huang Jiajia: ******

b.	that the Customer shall at all times during the Plan Period, in connection with the performance of this Plan, comply with all applicable laws, including, without limitation, Section 16 of the Exchange Act and the rules and regulations promulgated thereunder to the extent Section 16 is applicable.

8.	The Customer understands and agrees that if the Customer is an affiliate or control person of the Issuer for purposes of Rule 144 (“Rule 144”) of the Securities Act of 1933, as amended (the “Securities Act”), or if the Shares subject to the Plan are restricted securities subject to limitations under Rule 144 or eligible for resale under Rule 145, then all trades of the Shares under the Plan will be made in accordance with the applicable provisions of Rule 144, and —

a.	the Customer represents and warrants that the Shares subject to this Plan, the trading of which will be deemed a sale of the Shares for purposes of Rule 144, are currently eligible for sale under Rule 144.

b.	the Customer agrees not to take, and agrees to cause any person or entity with which the Customer would be required to aggregate sales of Shares pursuant to paragraph (a)(2) or (e) of Rule 144 not to take, any action that would cause the trades under this Plan not to meet all applicable requirements of Rule 144.

c.	the Customer agrees to complete, execute and deliver to TBSG Forms 144 for the trades to be effected under this Plan, where applicable, at such times and in such number of copies as TBSG shall request, and following such delivery, TBSG agrees to file such Forms 144 on behalf of the Customer as required by applicable law.

d.	the Customer hereby grants TBSG a power of attorney to complete and/or file on behalf of the Customer any required Forms 144. Notwithstanding such power of attorney, the Customer acknowledges that TBSG shall have no obligation to complete or file Forms 144 on behalf of the Customer except as set forth in subparagraph (c).

e.	where Rule 144 is applicable, TBSG agrees to conduct all trades under this Plan in accordance with the manner of sale requirement of Rule 144 and in no event shall TBSG effect any trade if such trade would exceed the then-applicable amount limitation under Rule 144, assuming TBSG’s trades under this Plan are the only trades subject to that limitation.

f.	the Customer agrees to complete, execute and deliver to TBSG a customer representation letter dated as of the date of this Plan substantially in the form of Exhibit B to this Plan prior to the commencement of the Plan Period.

9.	The Customer acknowledges and agrees that the Customer does not have, and shall not attempt to exercise, any influence over how, when or whether to effect trades of Shares under this Plan.

C.	Implementation of the Plan

1.	The Customer hereby appoints TBSG as its broker and instructs TBSG or instructs TBSG to instruct its affiliates to execute trades with respect to the Shares pursuant to the terms and conditions set forth below. Subject to such terms and conditions, TBSG hereby accepts such appointment and instruction.

2.	This Plan shall be effective from the Customer’s signature date. TBSG is authorized to begin trading the Shares under this Plan commencing April 11, 2022, at the open of the Principal Market and shall cease trading the Shares on the earliest to occur of: (i) the date on which TBSG is required to terminate trades under this Plan pursuant to paragraph D.1 below; (ii) the date on which TBSG receives notice of the death of the Customer; (iii) the date that the Issuer or any other person publicly announces a tender or exchange offer with respect to the Shares; (iv) the date of public announcement of a merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of the Issuer as a result of which the Shares will be exchanged or converted into shares of another company; (v) the date on which TBSG receives notice of the commencement of any proceedings in respect of or triggered by the Customer’s bankruptcy or insolvency; (vi) the date on which TBSG, Issuer or the Customer reasonably determines that the Plan does not comply with Rule 10b5-1 or applicable securities laws; and (vii) June 30, 2022 at the close of the Principal Market.

(the period during which TBSG is authorized to trade Shares under this paragraph C.2 is referred to in this Plan as the “Plan Period”).

3.	During the Plan Period, TBSG shall use reasonable efforts to trade the Shares pursuant to the instructions set forth in Exhibit C to this plan. (the total amount of Shares that TBSG is authorized to trade under this paragraph C.3 is referred to in this Plan as the “Instructed Amount”).

Subject to the restrictions set forth in this paragraph C.3 above, TBSG shall trade the Instructed Amount under ordinary principles of best execution at the then-prevailing market price. If, consistent with ordinary principles of best execution or for any other reason, TBSG cannot trade the amount instructed to be sold for each trading day under paragraph C.3, then (select one):

☐ the amount of such shortfall may be traded as soon as practicable from the next trading day at the beginning of the Principal Market under ordinary principles of best execution.

☐ TBSG’s obligation to trade Shares for that day under this Plan shall be deemed to have been satisfied.

Nevertheless, if any such shortfall exists after the close of trading on the last trading day of the Plan Period, TBSG’s authority to trade such Shares for the Plan Account under this Plan shall terminate.

The above trade limits and prices referred to in this Plan shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Shares or any change in capitalization with respect to the Issuer that occurs during the Plan Period and that affects the Shares. The Customer or the Issuer will give written notice to TBSG of any such event in a timely fashion such that TBSG can instruct TBSG to make an adjustment, if necessary, to the trades due under this Plan.

TBSG shall have complete discretion as to the time per trading day to make those trades set forth above. The Customer may not discuss with TBSG the timing of the trading in the Shares on the Customer’s behalf (other than to confirm these instructions and describe/explain them if necessary).

The Customer understands and agrees that during the Issuer’s trading window period (determined pursuant to the Issuer’s insider trading policies), these instructions cannot be revoked/amended except in connection with a termination/amendment of the Plan under paragraph D below and that the Customer will not have the ability to exercise any discretion with regards to how, when or whether to effect trades of the Shares.

Notwithstanding the forgoing instructions, during the Plan Period, where Rule 144 is applicable, in no event shall TBSG trade more than the maximum allowable volume pursuant to Rule 144 in any three-month period, assuming TBSG’s trades under this Plan are the only trades subject to that limitation.

4.	TBSG shall not trade Shares under this Plan at any time when:

a.	TBSG, in its sole discretion, has determined that a market disruption, banking moratorium, outbreak or escalation of hostilities or other crisis or calamity has occurred, or

b.	TBSG, in its sole discretion, has determined that it is prohibited from doing so by a legal, contractual or regulatory restriction applicable to it or its affiliates or to the Customer or the Customer’s affiliates (other than any such restriction relating to the Customer’s possession or alleged possession of material non-public information about the Issuer or the Shares), or

c.	TBSG has received notice from the Issuer or the Customer of the occurrence of any event contemplated by paragraph 4 of the certificate set forth as Exhibit A to this Plan, or

d.	a trade effected under the Plan fails to comply (or in the reasonable opinion of TBSG is not likely to comply) with Rule 144 (where Rule 144 is applicable), or

e.	TBSG has received notice from the Customer to terminate this Plan in accordance with paragraph D.1 below.

5.	Delivery of Shares

a.	the Customer agrees to deliver the total number of Shares underlying the Shares to be traded (only those the trading of which is deemed a sale of the Shares for purposes of Rule 144) under this Plan (with the amount to be estimated by the Customer in good faith, if the daily trade amount is designated as an aggregate dollar amount), into the Plan Account and the Shares will be in street name, electronically transferable form, without legend or stop transfer within the Plan Account prior to the close of the Principal Market on the business day preceding the commencement of trades under this Plan, or this Plan may be terminated or suspended as deemed necessary by TBSG without prior notice.

b.	TBSG agrees to notify the Customer promptly if at any time during the Plan Period the number of Shares in the Plan Account is less than the necessary number for the Shares to be traded under this Plan. Upon such notification, the Customer agrees to deliver promptly to the Plan Account the number of Shares necessary to eliminate this shortfall, upon the failure of which this Plan may be terminated or suspended as deemed necessary by TBSG without prior notice.

6.	The Customer may instruct TBSG to trade the Shares other than pursuant to this Plan. The parties hereto agree that any such transaction (i) will not be deemed to modify this Plan unless the Customer so requests in writing in accordance with paragraph D.2&3 below and (ii) will be given by the Customer to TBSG only if such transaction does not contravene any of the representations, warranties or covenants set forth in Section B of this Plan.

D.	Amendment and Termination

1.	This Plan may not be terminated prior to the end of the Plan Period, except that:

a.	it may be terminated by the Customer at any time during the Issuer’s trading window period upon one day’s prior written notice sent to TBSG’s project manager via telephone and email as set forth in paragraph G.3 below; and

b.	it may be terminated pursuant to Paragraph C.5 of this Plan;

c.	it may be, at TBSG’s option, terminated if TBSG has received notice from the Issuer of the occurrence of any event contemplated by paragraph 4 of the certificate set forth as Exhibit A to this Plan.

2.	Notwithstanding the provisions of paragraph D.1. herein, this Plan may only be amended or terminated pursuant to the Issuer’s insider trading policies, and only after pre-clearance by the Issuer.

3.	Unless the requirements herein are waived by TBSG, this Plan may be amended (including being terminated outside the Issuer’s trading window period) by the Customer only upon the written consent of TBSG and receipt by TBSG of the following documents, each dated as of the date of such amendment:

a.	a representation signed by the Issuer substantially in the form of Exhibit A to this Plan,

b.	a certificate signed by the Customer certifying that the representations and warranties of the Customer contained in this Plan are true at and as of the date of such certificate as if made at and as of such date, and

c.	the customer representation letter completed and executed by the Customer substantially in the form of Exhibit B to this Plan.

E.	Indemnification; Limitation of Liability

1.	Indemnification

a.	the Customer agrees to indemnify and hold harmless TBSG and its directors, officers, employees and affiliates and any directors, officers, employee of its affiliates from and against all claims, losses, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) arising out of or attributable to TBSG’s actions taken or not taken in compliance with this Plan or arising out of or attributable to any breach by the Customer of this Plan (including the Customer’s representations and warranties in this Plan) or any violation by the Customer of applicable laws or regulations; provided, however, that the indemnification provisions of this paragraph E.1.a. shall not apply in the case of any claims, losses, damages or liabilities finally judicially determined to have resulted from TBSG’s gross negligence or willful misconduct. This indemnification shall survive termination of this Plan.

b.	Notwithstanding any other provision of this Plan, neither party shall be liable to the other party for:

(i)	special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen, or

(ii)	any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God.”

2.	The Customer has consulted with the Customer’s own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon TBSG or any person affiliated with TBSG in connection with the Customer’s adoption and implementation of this Plan.

3.	The Customer acknowledges and agrees that in performing the Customer’s obligations under this Plan, neither TBSG nor any of its affiliates nor any of their respective officers, employees or other representatives is exercising any discretionary authority or discretionary control respecting management of the Customer’s assets, or exercising any authority or control respecting management or disposition of the Customer’s assets, or otherwise acting as a fiduciary (within the meaning of Section 3(21) of the Employee Retirement Income Security Act of 1974, as amended, or Section 2510.3-21 of the Regulations promulgated by the United States Department of Labor) with respect to the Customer or the Customer’s assets. Without limiting the foregoing, the Customer further acknowledges and agrees that neither TBSG nor any of its affiliates nor any of their respective officers, employees or other representatives has provided any “investment advice” within the meaning of such provisions, and that no views expressed by any such person will serve as a primary basis for investment decisions with respect to the Customer’s assets.

F.	Dispute Resolution

This Agreement is governed by the laws of Singapore and the terms hereof in confliction with the law provisions will be void. The Court of Singapore has the exclusive right of jurisdiction over disputes related to this Agreement.

G.	General

1.	The Customer shall pay TBSG $ [●] per ADS of the Shares traded.

2.	This Plan constitutes the entire agreement between the parties with respect to this Plan and supersedes any prior agreements or understandings with regards to the trades of the Shares between the parties.

3.	All notices to TBSG under this Plan shall be given to TBSG’s project manager in the manner specified by this Plan by telephone at ***, by email at *** or by certified mail to the address below:

Tiger Brokers (Singapore) Pte Ltd

50 Raffles Place #29-04 Singapore Land Tower, Singapore 048623

Attn: Business Development Department

Notices to the Customer shall be given to:

Dasheng Global Limited

6th FL Deshi Building,No.9 East shagndi Road, Haidian District, Beijing, China

Attn: Huang Jiajia

Tel:******

Email: ******

4.	Each party’s rights and obligations under this Plan may not be assigned or delegated without the written permission of the other party, which may be withheld in such party’s sole discretion. However, TBSG could assign or delegate the rights and obligations under this Plan to its affiliates.

5.	This Plan may be signed and delivered in electronic format in any number of counterparts, each of which shall be an original, with the same effect as if the signatures on all counterparts were upon the same instrument.

6.	If any provision of this Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation. All other provisions of this Plan will continue and remain in full force and effect.

7.	This Plan shall be applicable to agreements made and to be fully performed therein and may be modified or amended only by a writing signed by the parties to this Plan.

IN WITNESS WHEREOF, the undersigned have signed this Plan as of the date first written above.

The Customer’s full name:	Execution Broker
Dasheng Global Limited	Tiger Brokers (Singapore) Pte Ltd
Date:	Date:
Signature:	Signature:
Print Name:	Print Name:
Title:	Title: